Exhibit 9

RBCH Ltd. Comments on Solmate’s First-Half 2026 Financial Results

Company’s Largest Outside Investor Expresses Concern About Severe SOL Per Share Dilution, Cash Burn and Excessive Spending

NEW YORK, Oct. 26, 2026 (GLOBE NEWSWIRE) -- RBCH Ltd. (“RBCH”), a holder of more than 10% of the shares of Brera Holdings PLC (d/b/a Solmate Infrastructure) (Nasdaq: SLMT) (the “Company” or “Solmate”) and its largest outside shareholder, today commented on the Company’s unaudited condensed consolidated financial statements for the six months ended June 30, 2026, furnished to the Securities and Exchange Commission on September 25, 2026.

After carefully reviewing the H1 2026 financial statements and the financial and operational state of Solmate, RBCH seeks to bring several concerns to the attention of all shareholders. RBCH also believes that the Company’s communications to its investors about its business – how the Company manages its costs, the extent to which Company’s insiders have consolidated effective control over the Company, and how the Company claims to run bare-metal validators with zero commission in the UAE – fall short of adequately and accurately describing the realities reflected in Solmate’s financial statements.

The H1 2026 financial statements show that:

1.	Solmate’s costs are almost four times its revenues, far more than its industry peers. Solmate’s costs were $12.0 million in the first half of 2026, excluding a one-time credit loss relating to its former sports subsidiary, against $3.1 million of revenue.

2.	SOL per share fell 22% in six months, mostly because of 2,298,000 shares issued in May 2026 to two directors at less than half of book value. In the same period, other Solana DATs, such as Forward Industries, increased SOL per share.

3.	Related parties received $4.3 million in fees, charges and share-based awards in the first half of 2026, more than the Company's entire revenue of $3.1 million in the same period. This follows approximately $307 million[1] (€261 million as presented in the Company’s 2025 financial statements) of equity-based compensation granted to the Strategic Advisors in 2025, mainly warrants issued to the Company's five "Strategic Advisors" under a 10-year advisory agreement entered into in connection with the September 2025 PIPE. Under this Strategic Advisor Agreement, Solmate also pays a cash fee of approximately 1% of assets under management per year to the Strategic Advisors. Four of the Strategic Advisors sit on the Board, and each non-executive Board member receives a cash retainer of $200,000 per year. CEO and director Ron Sade also receives executive pay and received a sign-on bonus, while director Keren Maimon has held the executive officer role of Managing Director since July 2026 on terms that the Company has not disclosed.

4.	Late filings and undisclosed related party shareholders raise further questions about the Company’s management and oversight. Late filings have exposed the Company to approximately $7 million in liquidated damages owed to investors, roughly half of its June 30 cash balance, and the Company fails to name related party shareholders.

1 Based on the EUR-USD exchange rate at December 31, 2025.

5.	The Company continues to issue public statements that are untrue and misleading to investors. The Company has claimed that it runs its own bare-metal infrastructure in the UAE with zero percent commission. However, Solmate stakes its treasury SOL on third-party infrastructure in Europe, such as Kraken, which charges a 10% commission.

RBCH believes every shareholder should be aware of these issues and that the Board owes shareholders an explanation. RBCH hopes the Company will respond to this release by directly addressing its results and the performance objections raised around dilution of SOL per share and related party arrangements, not merely by attacking RBCH or RockawayX, as it has done previously.

1) The Company spends almost four times what it earns, far more than its industry peers, and much of the spending goes to related parties

•	General and administrative expenses were $15.1 million in the first half of 2026. Excluding a one-time non-cash $3.1 million credit loss relating to its former sports subsidiary, the Company incurred $3.85 of general and administrative expenses for every $1 of revenue.

•	At this rate, the Company’s costs on an annualized basis equal approximately 26% of the value of its SOL holdings. In contrast, Forward Industries, the largest Solana treasury company, spends approximately 3% of the value of its SOL holdings per year.

•	Cash at June 30, 2026 was $13.1 million, roughly equivalent to just six months of spending, before accounting for any liquidated damages that are due to PIPE investors as a result of the Company’s failure to keep the PIPE registration statement effective. The Company states in the H1 2026 financial statements that it may sell SOL to fund operations. As a consequence of the rate of spending in the first half of 2026, it is likely that the Company will need to do so.

2) SOL per share fell 22% in the first half of 2026

The goal of a Solana treasury company is to continuously increase the amount of SOL it holds per share. Over the six months to June 30, 2026, Solmate’s share count rose 34% and its SOL per share fell 22% (from approximately 0.148 to approximately 0.115).

•	Most of the new shares — 2,298,000 — were issued in May 2026 to two of the Company’s directors, Chief Executive Officer Ron Sade and Keren Maimon, at $4.97 per share in a registered direct offering that was not open to other shareholders. At the same time, Solmate bought only $2.2 million of SOL during the half-year.

•	By comparison, Forward Industries, the largest Solana treasury company, increased SOL per fully diluted share by approximately 17% over the same period.

3) Related party arrangements and charges have come to dominate the Company’s business

Charges to related parties (directors, executives and companies connected to them) were $3.4 million, plus $0.8 million of share-based awards: $4.3 million in total for the first six months of 2026, more than the Company’s revenue of $3.1 million over the same period. That is on top of approximately $307 million of equity-based compensation granted to the Strategic Advisors in 2025.

Strategic Advisor Agreement. Four directors, including Mr. Sade and Ms. Maimon, joined the Board at the closing of the September 2025 PIPE. Together with Guy Hirsch, these directors are Strategic Advisors under a 10-year agreement that pays the Strategic Advisors a cash fee of approximately 1% of the value of the Company’s total SOL under management per year, plus warrants.

•	Because the fee tracks total SOL rather than SOL per share, the fee can rise while SOL per share falls.

•	These fees are in addition to director fees and executive compensation received by the director-advisors and Mr. Sade, respectively, even though the agreement requires no minimum time commitment.

•	On the approximately $91 million of SOL the Company carried at June 30, the cash fee alone is approximately $0.9 million per year.

May 2026 registered direct offering. On May 21, 2026, the Company agreed to sell 2,298,000 new shares at $4.97 per share to Mr. Sade, appointed CEO three weeks earlier, and Ms. Maimon. The new shares represented approximately 21% of the Company after the issuance, and Mr. Sade and Ms. Maimon are reported as each holding approximately 12%.

•	The offering closed three business days before the June 1, 2026 record date for the 2026 annual general meeting, where four of the five director nominees, including Mr. Sade and Ms. Maimon, were re-elected by margins smaller than 2,298,000 votes, the number of shares issued in the May 2026 offering. Without the votes of the shares issued in the offering, those four nominees, including Mr. Sade and Ms. Maimon, would not have been re-elected.

•	No other shareholder could participate in the offering, there was no underwriter or placement agent, and the Company has not disclosed a fairness opinion or an independent process.

•	The Company called the price a premium to market, but the price was less than half of book value per share based on the Company’s disclosures. The price was also 31% below the $7.19 per share price implied by Forward Industries’ June 1, 2026 all-stock proposal to acquire the Company. The Board rejected that proposal on June 6, 2026.

•	The offering came just one month after the Board adopted a shareholder rights plan (a.k.a. a “poison pill”) that effectively prevented shareholders from increasing their holdings beyond the plan’s share ownership thresholds of 9.99% (20% for qualifying existing Schedule 13G investors).

Other insider arrangements. On June 1, 2026, the annual meeting record date, the Company granted Mr. Sade an equity award that delivers shares worth $1.6 million for each milestone reached, with no maximum number of tranches over its five-year term. The award milestones are tied to share price, not to SOL per share, the measure that other DATs report and target. Additionally, on August 10, 2026, the Company entered into a consulting agreement with Mr. Hirsch, and on August 17, 2026 it paid $50,000 for 99% of a Cayman Islands company wholly owned by him. The fee under the consulting agreement and the purpose of the acquisition have not been disclosed.

RBCH believes the Board should explain how these arrangements serve shareholders.

4) Late filings and undisclosed related party shareholders raise further questions about the Company’s management and oversight

The Company’s failure to meet basic filing obligations has exposed it to approximately $7 million in liquidated damages, and it fails to name related party shareholders.

•	Late filings. Solmate did not file its 2025 annual report until May 15, 2026, after the April 30 deadline, and the PIPE investors’ resale registration statement could not be relied on, resulting in liquidated damages that accrued to PIPE investors from May 1 until the registration statement was re-established on August 26, 2026. The Company accrued approximately $4.0 million of liquidated damages at June 30, 2026, and amounts continued to accrue until August 26. RBCH estimates the total at approximately $7.2 million, with interest at 18% per year on unpaid amounts.

•	Undisclosed related party shareholders. The H1 2026 financial statements indicate that, as of June 30, 2026, in addition to the roughly 29% of the Company’s outstanding shares held by directors who are also Strategic Advisors, at least an additional 8.5% of outstanding shares are held by related parties (not including RBCH, which is no longer a related party as of April 2026), but the Company does not name these parties.

5) The Company continues to issue public statements that are untrue and misleading to investors

•	Staking infrastructure. The Company has said publicly on social media, on its website, and recently at the Solana Capital Forum conference, that it stakes on its own bare-metal infrastructure in the UAE with zero percent commission. However, its financial statements show that, since August 2026, its SOL has been staked through third-party validators operated by Kraken Institutional and Anagram, not on Company-owned infrastructure in the UAE. Both validators operate from Europe on publicly available servers, and the Kraken validator charges a 10% commission, which reduces the Company’s staking revenue by approximately $500,000, or 8%, per year in comparison to other validators with 0% commission.

RBCH Contends that the May 2026 Registered Direct Offering Was Improper and Against the Best Interests of Shareholders

On June 22, 2026, RBCH initiated litigation in the Supreme Court of the State of New York against the Company’s CEO and the Company’s other directors, challenging the May 2026 share issuance and other actions by the Board. The action asserts a derivative claim on behalf of the Company for breach of fiduciary duty, as well as direct claims for shareholder oppression and related relief, arising from what RBCH believes is a systematic pattern of self-dealing, of which the May 2026 share issuance is a principal example. Among other relief, the action seeks rescission of the shares issued in that offering and an order preventing them from being voted.

On May 29, 2026, the Company filed a lawsuit in Delaware against affiliates of RBCH arising from prior business combination discussions between the Company and RockawayX, an RBCH affiliate, that did not proceed. In the lawsuit, the Company accuses RBCH of providing incorrect information to the Company during the discussions. RBCH strenuously disputes the Company’s allegations in the Delaware lawsuit, believes the lawsuit is without merit, and believes the lawsuit was initiated by Solmate in retaliation for RBCH’s efforts in May 2026 to convene an extraordinary general meeting to push the Board to remedy its self-dealing transactions and lack of independence. Importantly, however, the Delaware litigation has no bearing on the Company’s performance reflected in the H1 financial results or the issues described in this press release. The proposed transaction between the Company and RBCH was ultimately abandoned, and the Company’s allegations do nothing to address its current performance or trajectory for the benefit of its shareholders.

RBCH has been actively exploring and proposing pathways to resolve the litigation in New York and Delaware, outside of court, that can address investors’ legitimate claims and restore investor confidence in the Company.

The Board Must Address These Governance and Operational Problems for the Sake of Solmate and Its Shareholders

The need for reform is clear. RBCH calls on the Board to take the following steps immediately to correct the Company’s course and restore shareholder value:

•	Reform the Board so that a majority of directors are independent of management and the Strategic Advisors and their affiliates, with subject matter expertise in digital assets, treasury management and public company governance.

•	Commence a search under the oversight of independent directors for a CEO with digital asset treasury experience who is independent of the current Company insiders, offers a clean break from the Company’s financial and operational mismanagement, and can restore the confidence of the Company’s shareholders.

•	Implement measures to bring the Company’s costs under control.

•	Rescind the issuance of the 2,298,000 shares issued to Mr. Sade and Ms. Maimon and ensure that those shares are not voted at any meeting of the Company to give other shareholders fair representation in the Company’s affairs.

•	Terminate the Strategic Advisor Agreement and undertake a full review, led by new independent directors, of all other related party arrangements imposed on the Company by the current Board and management.

•	Provide a plan, overseen by independent directors, to increase the revenue generated from the Company’s SOL holdings; and a commitment not to issue further shares to insiders without shareholder approval.

RBCH calls on the Board to engage constructively with shareholders to address the concerns raised in this press release and to protect and enhance long-term shareholder value. RBCH remains willing to engage with the Board on the matters raised in this release and to answer any questions that other shareholders may have.

About RBCH and RockawayX

RockawayX is a global digital asset firm operating across three divisions: asset management, liquidity and infrastructure. RockawayX Asset Management invests in early stage businesses and DeFi protocols. RockawayX Liquidity generates yield on-chain by lending capital to DeFi protocols and applications and operates market making and solver divisions that power major cross-chain settlement layers. RockawayX Infrastructure runs bare-metal blockchain nodes and validators that the firm owns and operates, and develops bespoke software and hardware solutions. RockawayX has been an investor in Solana since 2018.

RockawayX is part of the Rockaway Capital group, an asset manager operating several open-ended investment funds in private equity and technology. RBCH Ltd. is an investment vehicle managed by Rockaway Blockchain GP Ltd., a wholly owned subsidiary of RockawayX a.s. RockawayX’s core value is “Truth will always prevail,” the motto adopted by Tomas Garrigue Masaryk, the founding father of Czechoslovakia, and echoed by Vaclav Havel during the Velvet Revolution.